Exhibit 99.1

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

COOLBRANDS REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER OF FISCAL 2006

Toronto, Canada, April 14, 2006 - CoolBrands International Inc. (TSX: COB.SV.A) today announced financial results for the second quarter of fiscal 2006.

Financial Results

Revenues for the second quarter of fiscal 2006 increased to $79,196,000 from $69,556,000 for the same quarter last year. Net loss for the quarter was $(7,952,000) (($0.14) basic and diluted loss per share) as compared with a net loss of $(8,077,000) (($0.14) basic and diluted earnings per share) for the same quarter last year.

Commenting on the results, David J. Stein, President, Chief Executive Officer and Co-Chairman of CoolBrands International Inc., stated, “During the second quarter, we successfully launched new and improved versions of two of our highest volume brands, Breyers Fruit On The Bottom Yogurt, now in an extra creamy all natural recipe, and Breyers Light Yogurt, now with Probiotics Plus benefits. Consumer response to these new introductions has been strongly positive. We also began distributing our new 2006 lineup of frozen dessert products, led by new Godiva Ice Cream, Yoplait Frozen Yogurt & Cereal and Disney frozen snack offerings. CoolBrands is entering its peak season during the third and fourth fiscal quarters with enhanced brand strength and product innovation as compared with last year.”

Refinancing of Corporate Debt

As stated in its press release of January 12, 2006, CoolBrands has signed binding commitment letters with JP Morgan Securities Inc. and JPMorgan Chase Bank, N.A. in respect of new credit facilities. CoolBrands has approximately US$35.1 million of short term debt owing to JPMorgan Chase Bank, N.A. under credit facilities expiring May 3, 2006 and Americana Foods Limited Partnership, CoolBrands’ 50.1% owned subsidiary, has approximately US$18.1 million of short term debt owing to Regions Bank under credit facilities expiring April 25, 2006. Closing of the new facilities is conditional upon syndication, the completion of due diligence by JP Morgan Securities Inc. and JPMorgan Chase Bank, N.A., the absence of any material adverse changes and other customary conditions.

Conference Call and Webcast

The Company will hold a conference call to discuss its second quarter 2006 results on April 19, 2006 at 9:00 AM Eastern time. Persons wishing to participate in the call should telephone 1-866-898-9626 in North America; local participants should call (416) 340-2216. The call will also be webcast live on the following Internet site at http://events.startcast.com/events/188/B0003 and subsequently archived at: www.coolbrandsinc.com and http://events.startcast.com/events/188/B0003

CoolBrands International Inc.
Consolidated Balance Sheets
as at February 28, 2006 and August 31, 2005

(Unaudited) (Amounts expressed in thousands of dollars)	February 28, 2006 (Unaudited)	August 31, 2005

Assets
Current assets:
Cash	$13,651	$24,062
Investments		7,500
Restricted cash	10,000	10,000
Receivables, net	38,405	51,575
Receivables – affiliates	3,146	1,919
Inventories	40,879	49,472
Franchising net assets held for sale		7,203
Income taxes recoverable	14,007	9,813
Prepaid expenses	1,210	2,347
Deferred income taxes	7,051	5,148

Total current assets	128,349	169,039

Deferred income taxes, net of valuation allowance	14,969	14,799

Property, plant and equipment	45,136	46,567

Intangible and other assets	21,597	21,204

Goodwill	43,382	43,382

	$253,433	$294,991

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$26,098	$51,518
Payables – affiliates	590	620
Accrued liabilities	35,654	29,417
Deferred income taxes	93	93
Short term borrowings	30,941	34,553
Current maturities of long-term debt	14,609	18,161

Total current liabilities	107,985	134,362

Long-term debt	8,055	8,248

Other liabilities	2,967	2,442

Deferred income taxes	6,180	6,145

Total liabilities	125,187	151,197

Minority interest	1,526	5,388

Commitments and contingencies

Shareholders’ equity:

Capital stock	97,727	97,578

Additional paid-in-capital	46,939	46,376

Accumulated other comprehensive earnings	(1,738)	(1,696)

Retained earnings	(16,208)	(3,852)

Total shareholders’ equity	126,720	138,406

	$253,433	$294,991

CoolBrands International Inc.
Consolidated Statements of Operations
for the six and three months ended February 28, 2006 and 2005

(Unaudited)
(Amounts expressed in thousands of dollars, except for per share data)

	For the six months ended		For the three months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
Net revenues:

Net sales	$164,129	$146,401	$77,309	$63,841

Drayage and other income	3,781	9,151	1,887	5,715

Total net revenues	167,910	155,552	79,196	69,556

Cost of goods sold	164,377	148,729	80,816	74,265
Selling, general and administrative expenses	24,791	14,545	12,063	7,417
Stock-based compensation expense	620	161	357	81
Interest expense	2,464	690	1,167	337
Asset Impairment		1,401		1,401

Loss from continuing operations before income tax and minority interest	(24,342)	(9,974)	(15,207)	(13,945)

Minority interest	3,660	1,457	1,890	815

Loss from continuing operations before income taxes	(20,682)	(8,517)	(13,317)	(13,130)

Recovery of income taxes	(8,068)	(3,745)	(5,194)	(4,756)

Loss from continuing operations	(12,614)	(4,772)	(8,123)	(8,374)

Discontinued operations:
(Loss) gain from operations of Franchising segment	(148)	1,028	(235)	297
Gain on sale of Franchising segment	406		406

Net loss	$(12,356)	$(3,744)	$(7,952)	$(8,077)

(Loss) earnings per share, basic and diluted:
Continuing operations	$(0.23)	$(0.09)	$(0.15)	$(0.15)
Discontinued operations	0.01	0.02	0.01	0.01

Net loss	$(0.22)	$(0.07)	$(0.14)	$(0.14)

Weighted average shares outstanding:

Shares used in per share calculation – basic and diluted	56,022	55,907	56,033	55,921

CoolBrands International Inc.
Consolidated Statements of Cash Flows
for the six and three months ended February 28, 2006 and 2005

	For the six months ended		For the three months ended
(Unaudited) (Amounts expressed in thousands of dollars)	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005

Cash and short term investments provided by (used in):
Operating activities:
Net loss	$(12,356)	$(3,744)	$(7,952)	$(8,077)
Adjustments to reconcile net earnings to net cash flows from operating activities

Depreciation and amortization	3,075	1,211	1,781	956
Stock-based compensation expense	620	161	357	81
Excess tax benefit from stock-based compensation	(245)		(141)
Asset impairment		1,401		1,401
Deferred income taxes	(2,038)	197	(745)	(183)
Minority interest	(3,660)	(1,454)	(1,770)	(812)
Allowance for doubtful accounts	445	(490)	389	(12)
Net loss from discontinued operations	148	(1,028)	235	(297)
Gain on sale on discontinued operations	(406)		(406)
Cash effect of changes
Receivables	12,967	16,629	(1,875)	17,069
Receivables - affiliates	(1,227)	561	(1,460)	(136)
Inventories	8,592	1,124	4,356	2,565
Prepaid expenses	735	(2,148)	(14)	(827)
Other assets	(549)	(74)	(238)	85
Income taxes recoverable	(14,141)		(4,728)
Accounts payable	(25,420)	(11,366)	(5,696)	(16,693)
Payables - affiliates	(30)	(660)	36	(209)
Accrued liabilities	6,189	11,027	9,626	7,221
Income taxes payable	9,947	(6,332)	(1)	(4,008)
Other liabilities	525	(247)	517	31

Cash (used in) provided by operating activities	(16,829)	4,768	(7,729)	(1,845)

Investing activities:
Purchase of property, plant, and equipment	(1,755)	(3,187)	(1,079)	(1,035)
Purchase of license agreements and other intangibles		(17)		(3)
Redemption of investments	7,500
Issuance of notes receivable	(251)		(251)
Collection of notes receivable	20	5	20	1

Cash provided by (used in) investing activities	5,514	(3,199)	(1,310)	(1,037)

Financing activities:
Proceeds from issuance of Class A and B shares	92	30		30
Proceeds from issuance of capital leases	172		172
Change in revolving line of credit, secured	(3,612)	(400)	(3,612)	(2,623)
Repayment of long-term debt	(3,917)	(1,789)	(2,240)	(964)
Excess tax benefits from stock-based compensation	245		141

Cash used in financing activities	(7,020)	(2,159)	(5,539)	(3,557)

Decrease in cash flow due to changes in foreign exchange rates	(42)	(1,084)	(49)	1,016

Cash flows from discontinued operations:
Net (loss) gain from Franchising Operations	(148)	1,028	(235)	297
Operating	81	2,565	(236)	425
Investing	8,033	(222)	8,004	(78)

Cash provided by discontinued operations	7,966	3,371	7,533	644

(Decrease) increase in cash and cash equivalents	(10,411)	1,697	(7,094)	(4,779)
Cash and short-term investments – beginning of period	24,062	36,277	20,745	42,753

Cash and cash equivalents – end of period	$13,651	$37,974	$13,651	$37,974

CoolBrands International Inc.
Summary Financial Data

(in thousands of dollars, except share data):

	For the six months ended		For the three months ended
	February 28, 2006	February 28, 2005	February 28, 2006	February 28, 2005
	$	$	$	$

Net revenues	167,910	155,552	79,196	69,556
Loss from continuing operations before income taxes	(20,682)	(8,517)	(13,317)	(13,130)
Recovery of income taxes	(8,068)	(3,745)	(5,194)	(4,756)
Loss from continuing operations	(12,614)	(4,772)	(8,123)	(8,374)
Discontinued operations	258	1,028	171	297
Net loss	(12,356)	(3,744)	(7,952)	(8,077)

(Loss) earnings per share, basic and diluted:
Continuing operations	$(0.23)	$(0.09)	$(0.15)	$(0.15)
Discontinued operations	0.01	0.02	0.01	0.01

Net loss	$(0.22)	$(0.07)	$(0.14)	$(0.14)

Depreciation and amortization	3,075	1,211	1,781	956
Interest expense	2,464	690	1,167	337
Weighted average number of shares outstanding:
Shares used in per share calculation – basic and diluted	56,022	55,907	56,033	55,921

About CoolBrands International Inc.:

CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie, Godiva Ice Cream, Whole Fruit Sorbet, Snapple On Ice Pops, Tropicana Fruit Bars, No Pudge! Frozen Snacks, Crayola Color Pops, Yoplait Frozen Yogurt and many other well recognized brand names. CoolBrands also manufactures, markets and sells fresh yogurt products, including Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties. CoolBrands operates a “direct store door” (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands’ subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands’ Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry.

For more information about CoolBrands, visit www.coolbrandsinc.com.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.